UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: June 25, 2010

(English Translation of the Notice of the Result of the 98th Ordinary General Meeting
of Shareholders Originally Issued in Japanese Language)
MAKITA CORPORATION
(Stock code: 6586)
June 25, 2010
To the Shareholders of
MAKITA CORPORATION
Notice of the Result of the 98th Ordinary General Meeting of Shareholders
     We would like to inform you that the following reports and resolutions were made at the 98th Ordinary General Meeting of Shareholders held on June 25, 2010.
Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
Description
Items reported
1.
The Business Report, Consolidated Financial Statements for the 98th term (from April 1, 2009 to March 31, 2010) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Financial Statements for the 98th term
Items resolved
No.1...Appropriations of Surplus
This item was approved as proposed.
It was decided that cash dividends should be paid at the rate of 37 yen per share, total amount of 5,097,134,874 yen. The total cash dividends for the term amounted to 52 yen per share that included interim dividends in the amount of 15 yen per share.
No.2...Payment of Bonus to Directors
This item was approved as proposed that the Company should pay directors bonuses to 10 Directors excluding Mr. Motohiko Yokoyama, an Outside Director, among 11 Directors as of end of the term, in the amount of 96 million yen.